Exhibit (g)(6)

MEMORANDUM

TO:  ALL EMPLOYEES HOLDING RESTRICTED STOCK UNITS VESTING ON MARCH 4, 2009 UNDER THE PHARMANET STOCK PLANS

FROM:  PHARMANET DEVELOPMENT GROUP, INC.

DATED:  FEBRUARY 27, 2009

RE:  TREATMENT OF RESTRICTED STOCK UNITS VESTING ON MARCH 4, 2009 IN TENDER OFFER

As you are aware, JLL PharmaNet Holdings, LLC (“Parent”) and PDGI Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PharmaNet whereby Parent will acquire PharmaNet.  The acquisition will be carried out in two steps.  The first step is the current tender offer by Purchaser to purchase all of the outstanding shares of PharmaNet’s common stock at a price of $5.00 per share, payable net to the seller in cash (the “Tender Offer”).  The Tender Offer will expire on March 12, 2009 (unless extended by Purchaser), at which time, provided that more than 50% of the total outstanding shares of PharmaNet common stock are tendered for payment, the Tender Offer will close and Purchaser will acquire the shares.

You were previously granted restricted stock units (“RSUs”) covering shares of PharmaNet common stock.  A portion of the RSUs will vest on March 4, 2009 provided your employment with PharmaNet continues through that date.  The shares of PharmaNet common stock covering such vested portion, net of any shares withheld to cover withholding taxes, (the “RSU Shares”) will be issued to you in book form as soon as practicable following the vesting date.  This is to say that such RSUs will be recorded electronically in our transfer agent’s database and you will not receive physical stock certificates.  The purpose of this memorandum is to explain the manner in which you may tender these shares in the Tender Offer.

Attached is a Letter of Transmittal that you may use to tender the RSU Shares.  If you want to tender the RSU Shares, you must do so prior to expiration of the Tender Offer (currently anticipated to be March 12, 2009) and otherwise in accordance with the terms and conditions of the Tender Offer and the related Tender Offer materials, including the Letter of Transmittal.  You may tender the RSU Shares prior to the March 4, 2009 vesting date for these shares provided, however, the tender will be effective only if your RSU Shares vest on March 4, 2009.  Accordingly, if you terminate employment prior to vesting, your tender of the RSU shares will not be effective and your RSUs will be cancelled upon such termination.

Should you have any questions concerning the treatment of your RSU Shares in connection with the Tender Offer, please address them to John P. Hamill by email: jhamill@pharmanet.com or by phone: 609-951-6578.